SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 6
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Johnson Controls, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.50% Convertible Senior Notes due 2012
Equity Units, in the form of Corporate Units, stated amount $50.00 per unit
(Title of Class of Securities)
478366 AS6 and 478366 602
(CUSIP Number of Class of Securities)
Jerome D. Okarma, Esq.
Vice President, Secretary and General Counsel
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, Wisconsin 53209-4408
(414) 524-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Patrick G. Quick, Esq. Mark T. Plichta, Esq. Foley & Lardner LLP 777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400	Edward S. Best, Esq. Bruce F. Perce, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,850,059,333	$103,233

*	Estimated solely for purpose of calculating the registration fee and based on (a) the product of (i) $2,282.50, the average of the bid and ask price of Johnson Control’s 6.50% Convertible Notes due 2012 (the “Convertible Notes”) on August 18, 2009, and (ii) the quotient of (x) $402,500,000, the aggregate principal amount at maturity of Convertible Notes which are sought for exchange, and (y) $1,000, plus (b) the product of (i) $123.97, the average of the high and low price of Johnson Control’s Equity Units, stated amount $50.00 in the form of Corporate Units (the “Corporate Units”) on August 17, 2009, and (ii) 8,550,000, the number of Corporate Units sought for exchange, less (c) $128,590,417, the maximum aggregate amount of cash to be paid by Johnson Controls pursuant to the Exchange Offers, assuming that the Exchange Offers are fully subscribed by holders of the Convertible Notes and Corporate Units (including payment of accrued interest on the Convertible Notes and cash distributions on the Corporate Units).

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $103,233

Form or Registration No.: Form S-4

Filing Party: Johnson Controls, Inc.

Date Filed: August 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 4. Terms of the Transaction
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX

SCHEDULE TO
     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed by Johnson Controls, Inc., a Wisconsin corporation (“Johnson Controls” or the “Company”) with the Securities and Exchange Commission on August 20, 2009 (as previously amended and supplemented, the “Schedule TO”), relating to (a) an offer (the “Convertible Notes Exchange Offer”) by the Company to exchange any and all of its outstanding 6.50% Convertible Senior Notes due 2012 (the “Convertible Notes”) for the following consideration per $1,000 principal amount of Convertible Notes: (i) 89.3855 shares of the Company’s common stock, (ii) a cash payment of $120.00, and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash, and (b) an offer (the “Corporate Units Exchange Offer” and collectively with the Convertible Notes Exchange Offer, the “Exchange Offers”) by the Company to exchange up to 8,550,000 units, or 95%, of its outstanding Equity Units, stated amount $50.00 per unit (the “Equity Units”), in the form of Corporate Units (the “Corporate Units”) comprised of a purchase contract obligating the holder to purchase from the Company shares of its common stock, and a 1/20, or 5.0%, undivided beneficial ownership interest in $1,000 principal amount of the Company’s 11.50% Subordinated Notes due 2042 (the “Subordinated Notes”), for the following consideration per Corporate Unit: (i) 4.8579 shares of the Company’s common stock, (ii) a cash payment of $6.50 and (iii) a distribution consisting of the pro rata share of accrued and unpaid interest on the Subordinated Notes to, but excluding, the settlement date, payable in cash. The Company is not offering to exchange any Equity Units in the form of Treasury Units.
     Each Exchange Offer commenced on August 20, 2009. The Convertible Notes Exchange Offer expired at 11:59 p.m., New York City Time, on September 17, 2009. The Corporate Units Exchange Offer expired at 5:00 p.m., New York City Time, on September 25, 2009. The Exchange Offers were made upon the terms and subject to the conditions set forth in the prospectus dated September 17, 2009 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (Reg. No. 333-161456) filed with the Securities and Exchange Commission on August 20, 2009, as amended by Amendment No. 1 thereto filed on September 4, 2009 and Amendment No. 2 thereto filed on September 14, 2009 (the “Registration Statement”), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.
     The Schedule TO is hereby amended and supplemented by this Amendment No. 6 to the Schedule TO as follows:

Item 4. Terms of the Transaction
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:
      The Corporate Units Exchange Offer expired at 5:00 p.m., New York City Time, on September 25, 2009 (the “Corporate Units Expiration Date”). On September 28, 2009, the Company announced that approximately 8,082,000 Corporate Units, representing approximately 89.8% of the outstanding Corporate Units, were validly tendered in the Corporate Units Exchange Offer and not withdrawn as of the Corporate Units Expiration Date.
      The full text of the Company’s press release, relating to the announcement of the expiration and results of the Corporate Units Exchange Offer, is Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended by inserting the following:

Exhibit	Description

(a)(5)(iv)	Press Release, dated September 28, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated September 28, 2009)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

JOHNSON CONTROLS, INC.

Date: September 28, 2009	By:	/s/ Frank A. Voltolina

	Name:	Frank A. Voltolina
	Title:	Vice President and Corporate Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Prospectus, dated September 17, 2009 (incorporated by reference to Johnson Controls, Inc. filing on September 17, 2009, pursuant to Rule 424(b)(3) under the Securities Act of 1933)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Registration Statement on Form S-4 (Reg. No. 333-161456) (the “Registration Statement”))

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(5)(i)	Press Release, dated August 20, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated August 20, 2009)

(a)(5)(ii)	Press Release, dated September 11, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated September 11, 2009)

(a)(5)(iii)	Press Release, dated September 18, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated September 18, 2009)

(a)(5)(iv)	Press Release, dated September 28, 2009 (incorporated by reference to Exhibit 99.1 to Johnson Controls, Inc. Current Report on Form 8-K dated September 28, 2009)

(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement).

(d)(ii)
Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to Johnson Controls, Inc. Form 8-K dated March 10, 2009)(Commission File No. 1-5097).

(d)(iii)
Letter of agreement dated December 6, 1990 between Johnson Controls, Inc., LaSalle National Trust, N.A. and Fidelity Management Trust Company which replaces LaSalle National Trust, N.A. as Trustee of the Johnson Controls, Inc. Employee Stock Ownership Plan Trust with Fidelity Management Trust Company as Successor Trustee, effective January 1, 1991 (incorporated by reference to Exhibit 4.F to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 1991) (Commission File No. 1-5097).

(d)(iv)
Senior Indenture, dated January 17, 2006, between Johnson Controls, Inc. and U.S. Bank National Association, as successor trustee to JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Registration Statement on Form S-3ASR)(Registration No. 333-157502).

(d)(v)
Supplemental Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009)(Commission File No. 1-5097).

(d)(vi)
Underwriting Agreement, dated as of March 10, 2009, by and among Johnson Controls, Inc. and J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.2 to Johnson Controls, Inc. Form 8-K dated March 10, 2009)(Commission File No. 1-5097).

(d)(vii)
Subordinated Indenture, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(viii)
Supplemental Indenture No. 1, dated March 16, 2009, between Johnson Controls, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.3 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

Exhibit	Description

(d)(ix)
Purchase Contract and Pledge Agreement, dated March 16, 2009, among Johnson Controls, Inc., U.S. Bank National Association, as Purchase Contract Agent, and U.S. Bank National Association, as Collateral Agent, Custodial Agent and Securities Intermediary (incorporated by reference to Exhibit 4.4 to Johnson Controls, Inc. Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(x)
Form of Remarketing Agreement among Johnson Controls, Inc., U.S. Bank National Corporation, as the Reset Agent and the Remarketing Agent and U.S. Bank National Corporation, as the Purchase Contract Agent (incorporated by reference to Exhibit 4.5 to Johnson Controls, Inc. Current Report on Form 8-K/A dated March 10, 2009) (Commission File No. 1-5097).

(d)(xi)
Officer’s Certificate, dated January 17, 2006, creating the 5.250% Fixed Rate Notes due 2011, the 5.500% Fixed Rate Notes due 2016 and the 6.000% Fixed Rate Notes due 2036 (incorporated by reference to Exhibit 4.2 to Johnson Controls, Inc. Form 8-K dated January 9, 2006) (Commission File No. 1-5097).

(d)(xii)
Johnson Controls, Inc. 1992 Stock Option Plan, amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10A to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2008) (Commission File No. 1-5097).

(d)(xiii)
Johnson Controls, Inc. Common Stock Purchase Plan for Executives as amended November 17, 2004 and effective December 1, 2004 (incorporated by reference to Exhibit 10.B to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2004) (Commission File No. 1-5097).

(d)(xiv)
Johnson Controls, Inc. Director Share Unit Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.M to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xv)
Johnson Controls, Inc. 2000 Stock Option Plan, amended and restated effective January 1, 2009 (incorporated by reference to Exhibit 10N to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2008) (Commission File No. 1-5097).

(d)(xvi)
Form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended through October 1, 2001, as in use through March 20, 2006 (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc. Current Report on Form 8-K dated November 17, 2004) (Commission File No. 1-5097).

(d)(xvii)
Johnson Controls, Inc. 2001 Restricted Stock Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.P to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xviii)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended and restated effective October 1, 2003, as in use through January 2004 (incorporated by reference to Exhibit 10.Q to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2005) (Commission File No. 1-5097).

(d)(xix)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, as amended March 21, 2006, as in effect since August 1, 2006 (incorporated by reference to Exhibit 10.R to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xx)
Johnson Controls, Inc. 2003 Stock Plan for Outside Directors, amended as of October 1, 2006 (incorporated by reference to Exhibit 10.T to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

Exhibit	Description

(d)(xxi)
Form of restricted stock award agreement for Johnson Controls, Inc. 2001 Restricted Stock Plan, for grants made on January 3, 2006 (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxii)
Form of stock option award agreement for Johnson Controls, Inc. 2000 Stock Option Plan, as amended September 16, 2006, as in effect since October 2, 2006 (incorporated by reference to Exhibit 10.CC to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2006) (Commission File No. 1-5097).

(d)(xxiii)
Johnson Controls, Inc. 2007 Stock Option Plan, amended as of September 14, 2007 (incorporated by reference to Exhibit 10.CC to Johnson Controls, Inc. Annual Report on Form 10-K for the year ended September 30, 2007) (Commission File No. 1-5097).

(d)(xxiv)
Form of stock option award agreement for Johnson Controls, Inc. 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc. Current Report on Form 8-K dated March 21, 2007) (Commission File No. 1-5097).

(h)	Tax Opinion of Foley & Lardner LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).